Via EDGAR

December 13, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Resource Apartment REIT III, Inc.
Request to Withdraw Registration Statement on Form S-11
File No. 333-231012

To whom it may concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”) Resource Apartment REIT III, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-231012), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on April 24, 2019.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 1845 Walnut Street, 18th Floor, Philadelphia, Pennsylvania, 19103, facsimile number (215) 761-0452, with a copy to Company’s counsel, DLA Piper LLP (US), 4141 Parklake Ave., Suite 300, Raleigh, North Carolina, 27612, facsimile number (919) 786-2225, attention Laura K. Sirianni.

If you need any additional information, or if we can be of any further assistance, please contact Laura K. Sirianni of DLA Piper LLP (US) at (919) 786-2025.

U.S. Securities and Exchange Commission

December 13, 2019

Regards,

RESOURCE APARTMENT REIT III. INC.

/s/ Shelle Weisbaum
Shelle Weisbaum
Chief Legal Officer, Senior Vice President and Secretary